UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

Captivision Inc.
(Name of Issuer)
Ordinary Shares, $0.0001 par value per share
(Title of Class of Securities)
G18932106
(CUSIP Number)
Will Burns Paul Hastings LLP 600 Travis St. Suite 5800 Houston, TX 77002 (713) 860-7352
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
May 29, 2024
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 13d-7(b) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. G18932106

(1)	Names of reporting persons Jaguar Global Growth Partners I, LLC
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
(3)	SEC use only
(4)	Source of Funds (See Instructions) WC
(5)	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or Place of Organization Delaware
Number of	(7)	Sole voting power 0
shares beneficially owned by	(8)	Shared voting power 0
each reporting person	(9)	Sole dispositive power 0
with:	(10)	Shared dispositive power 0
(11)	Aggregate amount beneficially owned by each reporting person 0
(12)	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
(13)	Percent of class represented by amount in Row (11) 0%
(14)	Type of reporting person (see instructions) OO

ITEM 1. Security and Issuer.

This Amendment No. 1 (this “Amendment”) amends and supplements the Schedule 13D filed by the Reporting Person (defined herein) with the U.S. Securities and Exchange Commission on January 2, 2024 (the “Original Schedule 13D”). The securities to which this Amendment relates are the ordinary shares, $0.0001 par value per share (“Common Stock”), of Captivision Inc., a Cayman Islands exempted company limited by shares (the “Issuer”). The principal executive offices of the Issuer are located at 298‑42 Chung‑buk Chungang‑ro Chung‑buk, Pyeong‑taek, Gyounggi, Republic of Korea 17800.

ITEM 2. Identity and Background.

This Amendment is being filed by Jaguar Global Growth Partners I, LLC, a Delaware limited liability company (the “Sponsor” or the “Reporting Person”).

JGG SPAC Holdings LLC, a Delaware limited liability company (“JGG”) and HC Jaguar Partners I LLC, a Delaware limited liability company (“HC”) are the managing members of the Sponsor and have voting and investment discretion with respect to the securities held of record by the Sponsor. Gary R. Garrabrant and Thomas J. McDonald are the managing members of JGG. JGG is owned by Gary R. Garrabrant and Thomas J. McDonald. HC is owned by Thomas D. Hennessy and M. Joseph Beck. Mr. Garrabrant, Mr. McDonald, Mr. Hennessy and Mr. Beck share equally in the voting and investment discretion with respect to the securities held of record by the Sponsor and may be deemed to have shared beneficial ownership of the securities held directly by the Sponsor.

The address of the principal office of the Reporting Person is 601 Brickell Key Drive, Suite 700, Miami, Florida 33131.

The principal business of the Sponsor is to own securities in, and indirectly exercise control of, the Issuer.

Mr. Garrabrant is the Executive Chairman of the Issuer, whose principal address is 298‑42 Chung‑buk Chungang‑ro Chung‑buk, Pyeong‑taek, Gyounggi, Republic of Korea 17800. The Issuer’s principal business is digital media technology.

During the last five years, the Reporting Person has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws. During the last five years, the Reporting Person has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

ITEM 3. Source and Amount of Funds or Other Consideration.

On April 21, 2021, the Sponsor paid $25,000, or approximately $0.004 per share, to cover certain expenses on behalf of the special purpose acquisition company predecessor (the “SPAC”) of the Issuer in consideration for an aggregate of 5,750,000 common shares. In July 2021, the Sponsor transferred an aggregate of 125,000 common shares to five of the SPAC’s directors and an aggregate of 75,000 common shares to one or more advisors. On January 27, 2022, the SPAC effected a share capitalization with respect to its common shares of 1,916,667 shares thereof, resulting in the Sponsor holding 7,466,667 shares of common stock of the SPAC. Simultaneously with the consummation of the SPAC’s initial public offering, the Sponsor completed the private placement of 12,450,000 warrants at a purchase price of $1.00 per warrant to the Sponsor.

In connection with the transactions contemplated by that certain Business Combination Agreement, dated as of March 2, 2023 (as the same has been amended as of June 16, 2023, July 7, 2023, July 18, 2023 and September 7, 2023) among the Issuer and the other parties thereto, as more fully described in the Issuer’s Registration Statement on Form F-4 that was declared effective on September 13, 2023 (the “Business Combination”), the securities in the SPAC held by the Sponsor were converted into 7,466,667 shares of Common Stock and 11,950,000 warrants to purchase Common Stock. The source of funds for such transactions was from the general funds available to the Sponsor, including through capital contributions from the other Reporting Persons.

On May 29, 2024, the Sponsor transferred all 7,466,667 Ordinary Shares and 11,950,000 Ordinary Shares issuable upon the exercise of 11,950,000 private warrants of the Company, each exercisable for one Ordinary Share (“Private Warrants”) to certain individuals and entities who were members of the Sponsor (the “Distribution”). Following the Distribution the Sponsor no longer beneficially owns any securities of the Issuer.

ITEM 4. Purpose of Transaction.

The information set forth in or incorporated by reference in Item 3 and Item 6 of this Amendment is hereby incorporated by reference in its entirety into this Item 4.

Mr. Garrabrant is the Executive Chairman of the Issuer. Accordingly, the Reporting Person may have influence over the corporate activities of the Issuer, including activities that may relate to items described in clauses (a) through (j) of Item 4 of Schedule 13D. The Reporting Person acquired the securities set forth in Item 5 for investment in the ordinary course of business because of their belief that the Issuer represents an attractive investment opportunity. The Reporting Person has distributed all of the securities of the Issuer it beneficially owned in the Distribution.

Based on the transactions and relationships described herein, the Reporting Person may be deemed to constitute a “group” for purposes of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended. The filling of this Amendment shall not be construed as an admission that the Reporting Person is a group, or has agreed to act as a group, and the existence of any such group is expressly disclaimed.

ITEM 5. Interest in Securities of the Issuer.

The information set forth in or incorporated by reference in Item 2, Item 3 and Item 6 of this Amendment is hereby incorporated by reference in its entirety into this Item 5.

(a) The Reporting Person no longer beneficially owns Common Stock following the Distribution.

(b) Jaguar Global Growth Partners I, LLC:

(1) Sole Voting Power: 0

(2) Shared Voting Power: 0

(3) Sole Dispositive Power: 0

(4) Shared Dispositive Power: 0

(c) Except as described in this Amendment, during the past 60 days the Reporting Person has not effected any transactions in the Common Stock.

(d) Not applicable.

(e) The Reporting Person ceased to be a beneficial owner of the Common Stock following the Distribution on May 29, 2024.

ITEM 6. Contracts, Arrangements, Understandings or Relationship with Respect to the Securities of the Issuer.

Not applicable.

ITEM 7. Material to Be Filed as Exhibits.

Exhibit Number	Description

Exhibit 99.1*	Joint Filing Agreement, dated as of December 22, 2023, by and among the Reporting Persons.
Exhibit 99.2*	Sponsor Support Agreement (incorporated by reference to Exhibit 4.7 to the Issuer’s Shell Company Report on Form 20-F filed on November 22, 2023).
Exhibit 99.3*	Registration Rights Agreement (incorporated by reference to Exhibit 4.10 to the Issuer’s Shell Company Report on Form 20-F filed on November 22, 2023).

* Previously filed.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: August 6, 2024	JAGUAR GLOBAL GROWTH PARTNERS I, LLC, by its Managing Member JGG SPAC Holdings LLC

/s/ Gary R. Garrabrant
Name: Gary R. Garrabrant